Exhibit 99.1

Unaudited Interim Report

for the three-month period ended 31 March 2021

The following is a review of our financial condition and results of operations as of 31 March 2021 and for the three-month periods ended 31 March 2021 and 2020, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev SA/NV for the three-month period ended 31 March 2021, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2020 filed with the SEC on 19 March 2021 (“2020 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2020 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 31 March 2021 and for the three-month period ended 31 March 2021 and 2020 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 31 March 2021 and for the three-month period ended 31 March 2021 and 2020. The reported numbers as of 31 March 2021 and for the three-month period ended 31 March 2021 and 2020 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the three-month period ended 31 March 2021 and 2020 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 164 000 employees based in nearly 50 countries worldwide. For 2020, AB InBev’s reported revenue was 46.9 billion US dollar (excluding joint ventures and associates).

Capitalized terms used herein and not defined have the meanings given to them in the 2020 Annual Report.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential,” “we aim,” “our goal,” “our vision,” “we intend” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2020 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

•	the effects of the COVID-19 pandemic and uncertainties about its impact and duration;

•

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•

financial risks, such as interest rate risk, foreign exchange rate risk (in particular as against the U.S. dollar, our reporting currency), commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

•

continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;

•

continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•

the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina, the Central Bank of China, the South African Reserve Bank, Banco de la República in Colombia, the Bank of Mexico and other central banks;

•

changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	the outcome of pending and future litigation, investigations and governmental proceedings;

•	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes, threats to cybersecurity and the risk of loss or misuse of personal data;

•	other statements included in these interim unaudited condensed consolidated financial statements that are not historical; and

•	our success in managing the risks involved in the foregoing.

Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that the forward-looking statements in this document are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2020 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Management Comments

Very strong start to 2021 with balanced top-line growth translating to double-digit EBITDA, as defined, before exceptional items1, growth

Our business is off to a very strong start in 2021. Our winning commercial strategy, best-in-class brand portfolio, digital platforms and operational excellence led to market share gains in the majority of our key markets.

We delivered balanced top-line growth of 17.2%2, comprised of 13.3%3 total volume growth and 3.7% revenue per hl growth, driven by revenue management initiatives and premiumization. Compared to pre-pandemic levels of the first quarter of 2019, we delivered own beer volume growth of 2.8%4, even in the context of ongoing COVID-19 related impacts, such as on-premise channel restrictions across our markets (particularly in Europe) and a one-month ban on the sale of alcohol in South Africa.

Healthy revenue growth translated to an EBITDA, as defined, before exceptional items1, increase of 14.2%5. Positive brand mix and ongoing cost discipline was somewhat offset by anticipated pressures from transactional foreign exchange and commodity headwinds, channel and packaging mix, and an increase in our selling, general and administrative expenses as a result of higher variable compensation accruals, which are recorded by quarter at the zone level depending on operational performance.

Clear commercial strategy rooted in customer- and consumer-centricity:

•	Reaching more consumers on more occasions through a portfolio approach:

○

Premium portfolio delivering meaningful growth to top- and bottom-line: Our premium portfolio grew by 28%[2] in the first quarter of 2021, representing over 30% of our revenue and carrying a higher profit per hectoliter than our core brands. Our global brands – Budweiser, Stella Artois and Corona – led that growth, delivering 46%[2] revenue growth outside of their respective home markets, where they typically command a price premium. Compared to the first quarter of 2019, they grew by 24%[6] outside of their home markets.

○	Gaining share of the core and value segments: We delivered healthy share of core and value segment gains across our markets, enhanced by superior innovation and smart affordability initiatives.

○

Expanding the category: Our Beyond Beer business, which includes brands such as Mike’s Hard, Flying Fish and Bud Light Seltzer, generated over USD 1 billion in revenue in 2020 and grew by more than 40%[2] in the first quarter of 2021.

•	Scaling our digital platforms to create value for customers and consumers:

○

Digitizing our relationships with our more than 6 million global customers: In the first quarter of 2021, our proprietary B2B platform, BEES, captured over USD 3 billion in gross merchandise value (“GMV”), growing more than 50% from the fourth quarter of 2020. In March 2021, our monthly active user base (“MAU”) exceeded 1.5 million users, more than 60% above December 2020. BEES generated incremental revenue through a combination of accelerated growth of our base business and expanding into new offerings through the platform.

○

Leading the way in e-commerce beer sales: Our owned e-commerce business quadrupled in size this quarter. Our courier platforms are now available in nine markets and 220 cities, covering nearly 120 million consumers. In Brazil, Zé Delivery continues to grow exponentially, delivering over 14 million orders in the first quarter of 2021, more than half of the amount delivered in all of 2020.

1 For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

2 Excluding the effects of the 2020 and 2021 acquisitions and disposals, currency translation effects and changes in presentation of commercial investments, see “—Revenue” below.

3 Excluding volume changes attributable to the 2020 and 2021 acquisitions and disposals, see “—Volumes” below.

4 Excluding volume changes attributable to the 2019 and 2021 acquisitions and disposals

5 Excluding the effects of the 2020 and 2021 acquisitions and disposals, currency translation effects and exceptional items, see “—EBITDA, as defined” and “—Exceptional Items” below.

6 Excluding the effects of the 2019 and 2021 acquisitions and disposals, currency translation effects and changes in presentation of commercial investments.

Excited about the future of our business

Our industry-leading portfolio of brands is connecting us with more consumers on more occasions, as shown by continued top-line growth. We are solving real customer and consumer needs with digital platforms, connecting us more closely to those we serve worldwide. As the world overcomes COVID-19, our purpose of Bringing People Together for a Better World is more relevant than ever.

Results of Operations for the Three-Month Period Ended 31 March 2021 Compared to Three-Month Period Ended 31 March 2020

The table below presents our condensed consolidated results of operations for the three-month periods ended 31 March 2021 and 2020.

	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	135,553	119,683	13.3
Revenue	12,293	11,003	11.7
Cost of sales	(5,243)	(4,573)	(14.7)
Gross profit	7,050	6,431	9.6
Selling, General and Administrative expenses	(4,060)	(3,721)	(9.1)
Other operating income/(expenses)	123	95	29.5
Exceptional items	(68)	(44)	(52.5)
Profit from operations (EBIT)	3,045	2,760	10.3

EBITDA, as defined(2)	4,223	3,905	8.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer (including beyond beer) and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export and Holding Companies businesses are shown separately.

The table below summarizes the volume evolution by business segment.

	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020	Change
	(thousand hectoliters)		(%)(1)
North America	25,137	24,383	3.1
Middle Americas	33,064	29,937	10.4
South America	38,463	34,260	12.3
EMEA	17,665	18,087	(2.3)
Asia Pacific	20,876	12,781	63.3
Global Export & Holding Companies	347	236	47.0

Total	135,553	119,683	13.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated volumes for the three-month period ended 31 March 2021 increased by 15.9 million hectoliters, or 13.3%, to 135,553 million hectoliters compared to our consolidated volumes for the three-month period ended 31 March 2020. The results for the three-month period ended 31 March 2021 reflect the performance of our business after the completion of certain acquisitions and disposals we undertook in 2020 and 2021.

The 2020 and 2021 acquisitions and disposals include acquisitions and disposals which were individually not significant (collectively the “2020 and 2021 acquisitions and disposals”).

The 2020 and 2021 acquisitions and disposals had no significant impact on our volumes for the three-month period ended 31 March 2021 compared to the three-month period ended 31 March 2020.

Excluding volume changes attributable to the acquisitions and disposal, our own beer volumes increased 14.9% in the three-month period ended 31 March 2021 compared to the three-month period ended 31 March 2020. On the same basis, in the three-month period ended 31 March 2021, our non-beer volumes increased 4.0% compared to the same period in 2020.

Compared to pre-pandemic levels of the first quarter of 2019, we delivered beer volume growth of 2.8%, even in the context of significant operational challenges, such as on-premise channel restrictions across our markets (particularly in Europe) and a one-month ban on the sale of alcohol in South Africa.

North America

In the three-month period ended 31 March 2021, our volumes in North America increased by 0.8 million hectoliters, or 3.1%, compared to the three-month period ended 31 March 2020.

Excluding volume changes attributable to the acquisitions and disposals, our total volumes increased by 2.9% in the three-month period ended 31 March 2021 compared to the same period last year.

In the United States, our sales-to-wholesalers (“STWs”) grew by 2.9%. Our sales-to-retailers (“STRs”) were down by 0.8%, estimated to be below the industry, largely due to a challenging comparable from ‘pantry-loading’ behavior in March 2020. This impact has been temporary, as healthy volume growth in April has brought our STRs back to growth year-to-date April 2021. We continue to strengthen and premiumize our portfolio, rebalancing toward faster-growing above core segments. Our results for the first quarter of 2021 were fueled by our innovations, as we led the industry in total innovation. Our above core beer offerings continue to outperform, highlighted by the strong growth of Michelob ULTRA and our craft brands. Our seltzer portfolio continues to grow ahead of the industry according to IRI, and we delivered triple-digit growth of our canned cocktail brand, Cutwater.

In Canada, we outperformed the industry again this quarter, led by the strong performance of our above core brands, particularly our Beyond Beer portfolio. Volume grew by low single digits, as on-premise channel closures were more than offset by strength in the off-premise channel.

Middle Americas

In the three-month period ended 31 March 2021, our volumes in Middle Americas increased by 3.1 million hectoliters, or 10.4%, compared to the three-month period ended 31 March 2020.

The 2020 and 2021 acquisitions and disposals had no significant impact on our in Middle Americas volumes for the three-month period ended 31 March 2021 compared to the three-month period ended 31 March 2020.

In Mexico, our volume grew by mid-single digits ahead of the industry. We achieved strong growth across our portfolio in both the core and above core segments. Michelob ULTRA Hard Seltzer is gaining traction, with clear leadership of the developing seltzer segment. We also successfully completed the fifth wave of our expansion into the country’s largest convenience store, OXXO, making our brands now available in nearly 9,000 stores. Our direct-to-consumer retail chain, Modelorama, grew by high single digits year-over-year in same-store sales, and our last mile delivery platform, Modelorama Now, is on track for its national roll-out. Orders through our BEES platform now make up over 50% of our revenue.

We continue to deliver a very healthy recovery of our business in Colombia. Compared to the first quarter of 2019, our volumes in the first quarter of 2021 grew by double-digits each month of the quarter. Year-over-year, volumes grew in the low twenties. We delivered strong performances across our portfolio. Our core brands, Aguila and Poker, grew by double-digits, and our global brands grew even faster, led by Corona and Budweiser. We are advancing the digital transformation of our business, with orders through our BEES platform now representing over 70% of our revenue.

In Peru, we grew volume by double-digits, supported by a favorable comparable. Our performance was impacted by renewed restrictions in February 2021, which led to lower volumes this quarter versus the first quarter of 2019. Our global and local premium brands continue to perform well, growing by strong double-digits. We have expanded BEES across the country, with the majority of our revenue now coming through the platform.

In Ecuador, we delivered volume growth of mid-single digits, mainly driven by a favorable comparable. Our volumes this quarter were lower than in the first quarter of 2019, as ongoing restrictions continue to impact our performance. We are accelerating the digital transformation of our business in Ecuador with more than 80% of our revenue coming through BEES.

South America

In the three-month period ended 31 March 2021, our volumes in South America increased by 4.2 million hectoliters, or 12.3%, compared to the three-month period ended 31 March 2020, with our beer volumes increasing 15.1% and soft drinks increasing 3.4%.

The 2020 and 2021 acquisitions and disposals had no significant impact on our in South America volumes for the three-month period ended 31 March 2021 compared to the three-month period ended 31 March 2020.

Our business in Brazil delivered a strong start to 2021. Our beer volumes again outperformed the industry according to our estimates, growing volumes by 15.8% versus the first quarter of 2020 and above levels of the first quarter of 2019. Non-beer volumes were up by 1.0%, impacted by restrictions in on-premise consumption occasions. We saw continued

success of our innovations, such as Brahma Duplo Malte, and the growth of the premium segment, particularly our global brands, which grew by nearly 20%. BEES continues to rapidly expand across the country, now in use by more than 65% of our active customers. Our direct-to-consumer platform, Zé Delivery, fulfilled over 14 million orders in the first quarter of 2021, with an all-time high of 5.1 million orders placed in March 2021.

In Argentina, we grew volumes by low-teens to reach record quarterly volumes in the first quarter of 2021. Our premium and core plus brands grew by double-digits, led by Corona, which almost doubled volumes versus last year.

EMEA

In EMEA, our volumes, including subcontracted volumes, for the three-month period ended 31 March 2021 decreased by 0.4 million hectoliters, or 2.3%, compared to the three-month period ended 31 March 2020.

Excluding volume changes attributable to the acquisitions and disposals, our total volumes for the three-month period ended 31 March 2021 decreased by 2.1%, with our own beer volumes decreasing 0.1% compared to the same period last year.

Our business in Europe continues to be impacted by significant COVID-19 restrictions, particularly in the on-premise channel, leading to a total volume decline of low-single digits. Our own beer volumes, excluding third party volumes, were flat year-over-year, as we delivered double-digit growth in the off-premise channel. We saw particularly strong performances in the United Kingdom, Belgium, Italy and France. Our global brand portfolio continued to outperform and grew by low teens this quarter, led by Budweiser.

Our business in South Africa was significantly impacted by a government-mandated one-month ban on alcohol sales. Once the ban was lifted, we saw strong underlying consumer demand for our brands. Volumes declined slightly in the first quarter of 2021 compared to the same period last year, and compared to the first quarter of 2019, our volumes were flat, in line with the industry. Our premium portfolio, led the way, driven by Corona and our flavored alcohol beverages. We also continue to advance the digital transformation of our business, with approximately 50% of our revenue now coming through digital sales.

In Africa outside of South Africa, underlying consumer demand remains resilient in many of our markets, though the operating environment remains challenging due to ongoing COVID-19 related restrictions. In Nigeria, we delivered mid-single digit beer volume growth, though growth was held back by supply chain constraints. We also grew volumes in Mozambique and Zambia, although volumes were lower in Tanzania and Uganda.

Asia Pacific

For the three-month period ended 31 March 2021, our volumes increased by 8.1 million hectoliters, or 63.3%, compared to the three-month period ended 31 March 2020.

The 2020 and 2021 acquisitions and disposals had no significant impact on our in Asia Pacific volumes for the three-month period ended 31 March 2021 compared to the three-month period ended 31 March 2020.

In China, continued momentum led to strong volume growth of nearly 85%, estimated to be ahead of the industry, and was enhanced by a successful Chinese New Year campaign. To drive further premiumization, we have established two new exclusive distribution agreements: one with Sazerac, including Fireball Whisky and other premium spirits, and one with Red Bull, the leading premium global energy drink.

In South Korea, our volume outperformed the industry, though declined by low single digits amid COVID-19 related restrictions. We received positive consumer feedback following the national launch of our classic lager, HANMAC.

Global Export & Holding Companies

For the three-month period ended 31 March 2021, Global Export and Holding Companies volumes increased by 47% compared to the same period last year.

Revenue

The following table reflects changes in revenue across our business segments for the three-month period ended 31 March 2021 as compared to our revenue for the three-month period ended 31 March 2020:

	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020	Change
	(USD million)		(%)(1)
North America	3,751	3,557	5.5
Middle Americas	2,840	2,582	10.0
South America	2,248	2,185	2.9
EMEA	1,567	1,577	(0.6)
Asia Pacific	1,635	956	71.0
Global Export & Holding Companies	253	146	73.3

Total	12,293	11,003	11.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated revenue was USD 12,293 million for the three-month period ended 31 March 2021. This represented an increase of USD 1,290 million, or 11.7%, as compared to our consolidated revenue for the three-month period ended 31 March 2020 of USD 11,003 million. The results for the three-month period ended 31 March 2021 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2020 and 2021, (ii) currency translation effects and (iii) changes in presentation of commercial investments.

•

The 2020 and 2021 acquisitions and disposals and changes in presentation of commercial investments negatively impacted our consolidated revenue by USD 13 million for the three-month period ended 31 March 2021 compared to the three-month period ended 31 March 2020.

•

Our consolidated revenue for the three-month period ended 31 March 2021 also reflects a negative currency translation impact of USD 583 million mainly arising from currency translation effects in South America.

Excluding the effects of the 2020 and 2021 acquisitions and disposals, changes in presentation of commercial investments and currency translation effects, our revenue increased 17.2% in total and increased by 3.7% on a per hectoliter basis in the three-month period ended 31 March 2021 compared to the same period in 2020. Our consolidated revenue for the three-month period ended 31 March 2021 was partially impacted by the increase in volumes discussed above.

During the first quarter, our revenue on a per hectoliter basis increased by 3.7% compared to the same period in 2020, driven by ongoing premiumization and revenue management initiatives. The increase in our revenue per hectoliter in the three-month period ended 31 March 2021 was most significant in South America, primarily driven by double-digit revenue per hectoliter growth in Argentina in line with inflation, and in Middle Americas.

Combined revenues of our global brands, Budweiser, Stella Artois and Corona, increased by 29.5% and 46.4% outside their home markets in the three-month period ended 31 March 2021 compared to the same period of 2020.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the three-month period ended 31 March 2021 as compared to three-month period ended 31 March 2020:

	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020	Change
	(USD million)		(%)(1)
North America	(1,452)	(1,355)	(7.2)
Middle Americas	(981)	(822)	(19.3)
South America	(1,078)	(967)	(11.5)
EMEA	(789)	(767)	(2.9)
Asia Pacific	(746)	(513)	(45.4)
Global Export & Holding Companies	(198)	(150)	(32.0)

Total	(5,243)	(4,573)	(14.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated cost of sales was USD 5,243 million for the three-month period ended 31 March 2021. This represented an increase of USD 670 million, or 14.7% compared to our consolidated cost of sales for the three-month period ended 31 March 2020. The results for the three-month period ended 31 March 2021 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2020 and 2021 and (ii) currency translation effects.

•

The 2020 and 2021 acquisitions and disposals positively impacted our consolidated cost of sales by USD 17 million for the three-month period ended 31 March 2021 compared to the three-month period ended 31 March 2020.

•

Our consolidated cost of sales for the three-month period ended 31 March 2021 also reflects a positive currency translation impact of USD 250 million mainly arising from currency translation effects in South America.

Excluding the effects of the business acquisitions and disposals and currency translation effects, our cost of sales increased USD 937 million or 20.6%. Our consolidated cost of sales for the three-month period ended 31 March 2021 was partially impacted by increase in volumes discussed above. On the same basis, our consolidated cost of sales per hectoliter increased by 7.1%. The increase in cost of sales per hectoliter was most significant in Middle Americas and South America. This was driven primarily by anticipated transactional foreign exchanges and commodity headwinds, adverse channel and packaging mix partially offset by cost discipline measures.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the three-month period ended 31 March 2021 as compared to the three-month period ended 31 March 2020. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the three-month period ended 31 March 2021 were USD 3,937 million, representing an increase of USD 311 million, or 8.6%, compared to our operating expenses for the same period in 2020.

	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020	Change
	(USD million)		(%)(1)
Selling, General and Administrative expenses	(4,060)	(3,721)	(9.1)
Other operating income/(expenses)	123	95	29.5

Total Operating Expenses	(3,937)	(3,626)	(8.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Selling, General and Administrative Expenses

The following table reflects changes in our distribution expenses, sales and marketing expenses and administrative expenses (our “selling, general and administrative expenses”) across our business segments for the three-month period ended 31 March 2021 as compared to the three-month period ended 31 March 2020:

	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020	Change
	(USD million)		(%)(1)
North America	(1,093)	(1,033)	(5.8)
Middle Americas	(768)	(700)	(9.7)
South America	(616)	(693)	11.1
EMEA	(658)	(622)	(5.8)
Asia Pacific	(534)	(417)	(28.1)
Global Export & Holding Companies	(392)	(256)	(53.1)

Total	(4,060)	(3,721)	(9.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our consolidated selling, general and administrative expenses were USD 4,060 million for the three-month period ended 31 March 2021. This represented an increase of USD 339 million, or 9.1%, as compared to the three-month period ended 31 March 2020. The results for the three-month period ended 31 March 2021 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2020 and 2021, (ii) currency translation effects and (iii) changes in presentation of commercial investments.

•

The 2020 and 2021 acquisitions and disposals and changes in presentation of commercial investments negatively impacted our consolidated selling, general and administrative expenses by USD 9 million on a net basis for the three-month period ended 31 March 2021 compared to the three-month period ended 31 March 2020.

•

Our consolidated selling, general and administrative expenses for the three-month period ended 31 March 2021 also reflects a positive currency translation impact of USD 135 million mainly arising from currency translation effects in South America.

Excluding the effects of the business acquisitions and disposals and currency translation effects, our consolidated selling, general and administrative expenses increased by 12.5% mainly as a result of higher variable compensation accruals.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the three-month period ended 31 March 2021 as compared to the three-month period ended 31 March 2020:

	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020	Change
	(USD million)		(%)(1)
North America	6	(7)	-
Middle Americas	4	3	33.3
South America	33	38	(13.2)
EMEA	48	44	9.1
Asia Pacific	29	16	81.3
Global Export & Holding Companies	3	-	-

Total	123	95	29.5

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

The net positive effect of our consolidated other operating income and expenses was USD 123 million for the three-month period ended 31 March 2021. This represented an increase of USD 28 million, or 29.5%, as compared to the three-month period ended 31 March 2020. The results for the three-month period ended 31 March 2021 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2020 and 2021, and (ii) currency translation effects.

•

The 2020 and 2021 acquisitions and disposals had no impact on our net consolidated other operating income and expenses for the three-month period ended 31 March 2021 compared to the three-month period ended 31 March 2020.

•	Our net consolidated other operating income and expenses for the three-month period ended 31 March 2021 reflect a negative currency translation impact of USD 5 million.

Excluding the currency translation effects, our net consolidated other operating income and expenses increased by 35.1%, primarily driven by higher sales of non-core assets.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the three-month period ended 31 March 2021, exceptional items consisted of COVID-19 costs, restructuring charges, business and asset disposals (including impairment losses) and acquisition costs of business combinations. Exceptional items were as follows for three-month period ended 31 March 2021 and 2020:

	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020
	(USD million)
COVID-19 costs	(23)	(12)
Restructuring	(34)	(22)
Business and asset disposal (including impairment losses)	(10)	(8)
Acquisition costs / Business combinations	(1)	(2)

Total	(68)	(44)

COVID-19 costs

Cost associated with COVID-19 amounted to USD 23 million for the three-month period ended 31 March 2021. (31 March 2020: USD 12 million). These expenses mainly comprise costs related to personal protective equipment for our colleagues, charitable donations and other costs incurred as a direct consequence of the COVID-19 pandemic.

Restructuring

Exceptional restructuring charges amounted to a net cost of USD 34 million for the three-month period ended 31 March 2021 as compared to a net cost of USD 22 million for the three-month period ended 31 March 2020. These charges primarily relate to organizational alignments and aim to eliminate overlapping organizations or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These expenses provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals amounted to a net cost of USD 10 million for the three-month period ended 31 March 2021, mainly comprising net losses incurred in relation to disposals completed in the first quarter of 2021. Business and asset disposals amounted to a net cost of USD 8 million for the three-month period ended 31 March 2020, mainly comprising costs incurred in relation to the divestiture of the Australia business.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the three-month period ended 31 March 2021 as compared to the three-month period ended 31 March 2020:

	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020	Change
	(USD million)		(%)(1)
North America	1,183	1,158	2.2
Middle Americas	1,065	1,050	1.4
South America	577	559	3.3
EMEA	160	224	(28.7)
Asia Pacific	380	36	-
Global Export & Holding Companies	(321)	(267)	(20.2)

Total	3,045	2,760	10.3

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our profit from operations was USD 3,045 million for the three-month period ended 31 March 2021. This represented an increase of USD 285 million, or 10.3%, as compared to our profit from operations for the three-month period ended 31 March 2020. The results for the three-month period ended 31 March 2021 reflect (i) the performance of our business after the completion of certain acquisitions and disposals we undertook in 2020 and 2021, (ii) currency translation effects and (iii) the effects of certain exceptional items as described above.

•

The 2020 and 2021 acquisitions and disposals described above negatively impacted our consolidated profit from operations by USD 5 million for the three-month period ended 31 March 2021 compared to the three-month period ended 31 March 2020.

•	Our consolidated profit from operations for the three-month period ended 31 March 2021 also reflects a negative currency translation impact of USD 200 million.

•

Our profit from operations for the three-month period ended 31 March 2021 was negatively impacted by USD 68 million of certain exceptional items reported in continuing operations, as compared to a negative impact of USD 44 million for the three-month period ended 31 March 2020. See “Exceptional Items” above for a description of the exceptional items during the three-month period ended 31 March 2021 and 2020.

Excluding the effects of the business acquisitions and disposals described above and currency translation effects, our profit from operations increased by 17.8%. This increase was most significant in Middle Americas, South America and Asia Pacific supported by a favorable comparable due to severe lockdown measures implemented across our business last year.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the three-month period ended 31 March 2021 as compared to three-month period ended 31 March 2020:

	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020	Change
	(USD million)		(%)(1)
Profit attributable to equity holders of AB InBev	595	(2,250)	-
Profit attributable to non-controlling interests	297	109	-
Profit of the period	892	(2,141)	-
Profit from discontinued operations	-	(125)	-
Profit from continuing operations	892	(2,266)	-
Net finance cost	1,655	4,721	(64.9)
Income tax expense	529	318	66.4
Share of result of associates and joint ventures	(31)	(13)	-

Profit from operations	3,045	2,760	10.3
Depreciation, amortization and impairment	1,154	1,144	0.9
Exceptional impairment	24	-	-

EBITDA, as defined(2)	4,223	3,905	8.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

(2)

See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2020 Compared to Year Ended 31 December 2019—EBITDA, as defined” of our 2020 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, was USD 4,223 million for the three-month period ended 31 March 2021. This represented an increase of USD 318 million, or 8.2%, as compared to our EBITDA, as defined, for the three-month period ended 31 March 2020. The results for the three-month period ended 31 March 2021 reflect (i) the performance of our business after the completion of the acquisitions and disposals we undertook in 2020 and 2021 and (ii) currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by certain exceptional items reported in continuing operations by USD 44 million (excluding exceptional impairment losses) in the three-month period ended 31 March 2021, as compared to a negative impact of USD 44 million during the three-month period ended 31 March 2020. See “Exceptional Items” above for a description of the exceptional items during the nine-month period ended 31 March 2021 and 2020.

Net Finance Income/(Cost)

Our net finance income/(cost) items were as follows for the three-month period ended 31 March 2021 and 31 March 2020:

	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020	Change
	(USD million)		(%)(1)
Net interest expense	(909)	(894)	(1.7)
Net interest on net defined benefit liabilities	(18)	(21)	14.3
Accretion expense	(123)	(159)	22.6
Mark-to-market (hedging of our share-based payment programs)	(92)	(1,855)	95.0
Other financial results	(149)	(231)	35.5

Net finance cost before exceptional finance results	(1,292)	(3,160)	-
Other mark-to-market	(77)	(1,561)	95.1
Other	(287)	-	-

Exceptional net finance income/(cost)	(363)	(1,561)	76.7

Net finance income/(cost)	(1,655)	(4,721)	-

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the three-month period ended 31 March 2021 was USD 1,655 million, as compared to a net finance cost of USD 4,721 million for the three-month period ended 31 March 2020, representing a cost reduction of USD 3,066 million.

The decrease in net finance costs before exceptional financial items from USD 3,160 million for the three-month period ended 31 March 2020 to USD 1,292 million for the three-month period ended 31 March 2021 is driven primarily by a negative mark-to-market adjustment of USD 92 million in the three-month period ended 31 March 2021, linked to the hedging of our share-based payment program, compared to a negative mark-to-market adjustment of USD 1,855 million in the three-month period ended 31 March 2020.

The number of shares covered by the hedging of our share-based payment programs, together with the opening and closing share prices, are shown below:

	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020
Share price at the start of the three-month period (in euro)	57.01	72.71
Share price at the end of the three-month period (in euro)	53.75	40.47
Number of derivative equity instruments at the end of the period (in millions)	55.0	54.0

Exceptional net finance income/(cost) includes a negative mark-to-market adjustment of USD 77 million on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo and SAB, compared to a negative mark-to-market adjustment of USD 1,561 million for the three-month period ended 31 March 2020. The number of shares covered by the hedging of the deferred share instrument and the restricted shares, together with the opening and closing share prices, are shown below:

	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020
Share price at the start of the twelve-month period (in euro)	57.01	72.71
Share price at the end of the twelve-month period (in euro)	53.75	40.47
Number of derivative equity instruments at the end of the period (in millions)	45.5	45.5

Other exceptional net finance cost for the three-month period ended 31 March 2021 includes costs resulting from the early termination of certain bonds.

Share of Results of Associates and Joint Ventures

Our share of results of associates and joint ventures for the three-month period ended 31 March 2021 was USD 31 million as compared to USD 13 million for the three-month period ended 31 March 2020.

Income Tax Expense

Our total income tax expense for the three-month period ended 31 March 2021 was USD 529 million, with an effective tax rate of 38.1%, as compared to an income tax expense of USD 318 million and an effective tax rate of (16.2)% for the three-month period ended 31 March 2020. The effective tax rates for the three-month period ended 31 March 2021 and 31 March 2020 were negatively impacted by the non-deductible mark-to-market losses from derivatives related to the hedging of our share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB.

Profit Attributable to Non-Controlling Interests

Profit attributable to non-controlling interests was USD 297 million for the three-month period ended 31 March 2021, an increase of USD 188 million from USD 109 million for the three-month period ended 31 March 2020.

Profit Attributable to Our Equity Holders

Profit/(loss) attributable to our equity holders for the three-month period ended 31 March 2021 was USD 595 million compared to USD (2,250) million for the same period in 2020. Basic earnings per share of USD 0.30 is based on 2,003 million shares outstanding, representing the weighted average number of ordinary and restricted shares outstanding during the three-month period ended 31 March 2021.

Excluding the after-tax impact of exceptional items discussed above, profit attributable to our equity holders from continuing operations for the three-month period ended 31 March 2021 would have been a gain of USD 1,013 million, and basic earnings per share would have been USD 0.51.

Underlying EPS for the three-month period ended 31 March 2021 was USD 0.55. Underlying EPS is basic earnings per share excluding the after-tax exceptional items discussed above, the mark-to-market of the hedging of our share-based payment programs, the impact of hyperinflation accounting and the impact of discontinued operations.

The increase in profit attributable to our equity holders for the three-month period ended 31 March 2021 was primarily due to lower negative mark-to-market adjustment linked to the hedging of our share-based payment programs and less losses on the hedging of the shares issued in transactions related to the combination with Grupo Modelo and SAB compared to the negative mark-to-market adjustment linked to these hedges for the three-month period ended 31 March 2020.

	Three-month period ended 31 March 2021	Three-month period ended 31 March 2020
	(USD per share)
Profit from continuing operations excluding exceptional items and hyperinflation	1.57	1.42
Hyperinflation accounting impacts	(0.01)	(0.01)

Profit from continuing operations excluding exceptional items	1.55	1.41
Mark-to-market (hedging of our share-based payment programs)	(0.05)	(0.93)
Net finance cost (excluding mark-to-market related to the hedging of our share-based payment programs)	(0.60)	(0.66)
Income tax expense	(0.27)	(0.20)
Associates & non-controlling interest	(0.13)	(0.05)

Earnings per share excluding exceptional items and discontinued operations	0.51	(0.42)
Mark-to-market (hedging of our share-based payment programs)	0.05	0.93
Hyperinflation accounting impacts in EPS	-	-

Underlying EPS	0.55	0.51

Earnings per share excluding exceptional items and discontinued operations	0.51	(0.42)
Exceptional items, before taxes, attributable to equity holders of AB InBev	(0.03)	(0.02)
Exceptional net finance cost, before taxes, attributable to equity holders of AB InBev	(0.18)	(0.78)
Exceptional taxes attributable to equity holders of AB InBev	0.01	0.04
Exceptional non-controlling interest	-	-
Profit from discontinued operations attributable to equity holders of AB InBev	-	0.06

Basic earnings per share	0.30	(1.13)

Adoption of hyperinflation accounting in Argentina

In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina exceeding 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018.

Consequently, we have applied hyperinflation accounting for our Argentinean subsidiaries for the first time in the year to date September 2018 unaudited interim report, with effect as of 1 January 2018.

The results for the three-month period ended 31 March 2021 were translated at the March 2021 closing rate of 91.984253 Argentinean pesos per US dollar. The results for the three-month period ended 31 March 2020, were translated at the March 2020 closing rate of 64.468286 Argentinean pesos per US dollar.

The impact of hyperinflation accounting for the period ended 31 March 2021 amounted to USD 1 million increase in revenue, USD 41 million positive monetary adjustment reported in the finance line and had no impact on earnings per share excluding exceptional items and discontinued operations.

2021 OUTLOOK

We expect our EBITDA, as defined, before exceptional items7, for 2021 to grow between 8-12% and our revenue to grow ahead of EBITDA, as defined, before exceptional items7, from a healthy combination of volume and price. The outlook for 2021 reflects our current assessment of the scale and magnitude of the COVID-19 pandemic, which is subject to change as we continue to monitor ongoing developments.

We expect the average gross debt coupon in 2021 to be approximately 4.0%. Net pension interest expenses and accretion expenses including IFRS 16 adjustments (lease reporting) are expected to be in the range of USD 140 to 160 million per quarter, depending on currency fluctuations. Net finance costs will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

We expect net capital expenditure of between USD 4.5 and 5.0 billion in 2021 as we are increasing investments in innovation and other consumer-centric initiatives to fuel our momentum.

7 For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” above.

Approximately 49% of our gross debt is denominated in currencies other than the US dollar, primarily the Euro. Our optimal capital structure remains a net debt to EBITDA, as defined, before exceptional items8, ratio of around 2x.

Recent Events

Announcement of CEO Succession: Michel Doukeris named CEO effective 1 July 2021; Carlos Brito to step down after 15 years as CEO

We announced that our Board of Directors has unanimously elected Michel Doukeris, President of AB InBev’s North America Zone, to succeed Carlos Brito as Chief Executive Officer, effective 1 July 2021. Brito will step down after 15 years as CEO and 32 years at the company. A new leader for the North America Zone will be announced before 1 July 2021.

[8]	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “ —EBITDA, as defined” above.